SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

               --------------------------------

                           FORM 11-K

               --------------------------------


(MARK ONE)

X  Annual Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the fiscal year ended December 31, 1997

   Transition Report pursuant to Section 15(d) of the Securities
   Exchange Act of 1934 for the transition period from ______ to
   ______.


        STRUCTURAL DYNAMICS RESEARCH CORPORATION TAX DEFERRED
                   CAPITAL ACCUMULATION PLAN
                   (Full title of the plan)

            STRUCTURAL DYNAMICS RESEARCH CORPORATION
   (Name of issuer of the securities held pursuant to the plan)

             2000 Eastman Drive, Milford, Ohio 45150
             (Address of principal executive office)

       Structural Dynamics Research Corporation
         Tax Deferred Capital Accumulation Plan

                 Financial Statements and
                   Additional Information
               December 31, 1997 and 1996

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Table of Contents to Financial Statements and Additional Information




                                                            Page

Report of Independent Accountants                             1

Financial Statements:

Statement of Net Assets Available for Plan Benefits by Fund 2-3

Statement of Changes in Net Assets Available for Plan
Benefits                                                    4-5

  Notes to Financial Statements                            6-10


Additional Information: *

  Schedule I - Schedule of Assets Held for Investment Purposes11

  Schedule II - Schedule of Reportable Transactions          12




* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
  Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



     To the Participants and Administrator
        of the Structural Dynamics Research Corporation
        Tax Deferred Capital Accumulation Plan


     In our opinion, the accompanying statements of net assets available for plan benefits by fund and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/ Price Waterhouse LLP
     PRICE WATERHOUSE LLP
     Cincinnati, Ohio
     May 29, 1998


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements
(Amounts in thousands)



                                December 31, 1997
                                                                              Small
                  Company  Equity  Spectrum          Stable  Int'l.  New      Cap   Science  Int'l  Spectrum
                  Stock    Income  Growth   Balanced Value   Stock   Horizons Value & Techn. Bond   Income   Cash  Loan
                  Fund     Fund    Fund     Fund     Fund    Fund    Fund     Fund  Fund     Fund   Fund     Fund  Fund  Total
Assets:
Investments, at
fair value (Note
2):
Shares of
Registered
 Investment Co.
 T. Rowe Price   $    --   $15,761  $7,726 $6,585   $7,315  $1,873 $5,309    $4,061   $4,970  $327  $1,590    $--   $ --  $55,517

 Securities of
  participating
  employer        22,056        --      --     --       --      --     --        --       --    --      --     --     --   22,056

 Cash                 --        --      --     --       --      --     --        --       --    --      --      2     --        2

 Participant loans    --        --      --     --       --      --     --        --       --    --      --     --    962      962
                  ------    ------   -----  -----     -----   ------ -----    ------    -----  ----  ------   ----  -----  ------
  Total
    investments   22,056    15,761   7,726  6,585    7,315   1,873  5,309     4,061    4,970   327   1,590      2    962   78,537
                  ------   -------   -----  -----    -----  -------  -----   ------   ------   ----  ------   ----  ----   ------
Receivables:

 Employer
  contributions      577        --      --     --       --      --     --        --       --    --      --     --     --      577

 Participant
  contributions       73       125      80     67       55      42     74        68       98    10      22     --     --      714
                   -----      ----    ----   -----    -----   ----   ----     -----     ----   ----     ---   ----   -----   -----

Total receivables    650       125      80     67       55      42     74        68       98    10      22     --     --    1,291
                   -----     -----    ----   -----    -----   ----   -----    -----     ----   ----     ----  ----   -----   -----
Assets available
 for plan
  benefits       $22,706   $15,886  $7,806 $6,652   $7,370  $1,915 $5,383    $4,129   $5,068  $337  $1,612    $ 2   $962  $79,828
                  ======    ======   =====  =====    =====   =====  =====     =====    =====  ====   ======  ====   =====  ======


   The accompanying notes are an integral part of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Statement  of  Net  Assets  Available  for  Plan  Benefits  by  Fund
   (continued)
(Amounts in thousands)

                                December 31, 1996

                  Company  Equity  Spectrum          Stable  Int'l.  New      Cap   Science  Int'l  Spectrum
                  Stock    Income  Growth   Balanced Value   Stock   Horizons Value & Techn. Bond   Income   Cash  Loan
                  Fund     Fund    Fund     Fund     Fund    Fund    Fund     Fund  Fund     Fund   Fund     Fund  Fund  Total

Assets:
Investments, at
fair value (Note
2):
Shares of
Registered
 Investment Co.
  T. Rowe Price $    --    $9,398 $5,850  $4,981    $7,309  $1,165  $3,292   $2,191  $3,715  $209  $809       $-- $ --  $38,919

  Securities of
  participating
   employer      18,266        --     --      --        --      --      --       --      --    --    --        --   --   18,266

   Cash              --        --     --      --        --      --      --       --      --    --    --        20   --       20

   Participant
    loans            --        --     --      --        --      --      --       --      --    --    --        --  722      722
                 ------     ------  ----   ------    ------   -----  -----    ------   -----  ----  ----    ----- -----   -----


Total
  investments    18,266     9,398  5,850   4,981     7,309   1,165   3,292    2,191   3,715   209   809        20  722   57,927
                 ------    ------  -----   -----     -----   -----   -----    -----   -----   ----  ---      ----  ---   ------

Receivables:

 Employer
  contributions     453        --     --      --        --      --      --       --      --    --    --        --   --      453

 Participant
  contributions      74        84     64      52        58      23      62       34      77     6    16        --   --      550
                 ------    ------   ----   ------    -----    -----   ----     ----    ----  ----   ---      ----  ---     -----
 Total
  receivables       527        84     64      52        58      23      62       34      77     6    16        --   --    1,003
                 -------   ------   ----   ------    -----    -----   ----      ----    ----  ----   ---     ----  ---    -----
Assets available
for plan
  benefits      $18,793    $9,482 $5,914  $5,033    $7,367  $1,188  $3,354   $2,225  $3,792  $215  $825       $20 $722  $58,930
                 ======    ======  ====== ======    ======   =====   =====    =====   =====  ====   ====      ===   ==  =======



   The accompanying notes are an integral part of these financial statements.


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Changes in Net Assets Available For Plan Benefits
(Amounts in thousands)

                                December 31, 1997

                  Company  Equity  Spectrum          Stable  Int'l.  New      Cap   Science  Int'l  Spectrum
                  Stock    Income  Growth   Balanced Value   Stock   Horizons Value & Techn. Bond   Income   Cash  Loan
                  Fund     Fund    Fund     Fund     Fund    Fund    Fund     Fund  Fund     Fund   Fund     Fund  Fund  Total


Beginning
Balance
01/01/97        $18,793   $ 9,482 $5,914 $5,033     $7,367  $1,188  $3,354   $2,225  $3,792  $215 $  825      $ 20 $722 $58,930

Additions:

  Investment
    income:

  Net
(depreciation)
appreciation in
fair value
 of investments   2,770     1,648    293    741         --    (104)    355      529    (409)  (21)    47        --   --   5,849

  Interest           --        --     --     --         --      --      --       --      --    --     --        --   71      71
  Dividends          --     1,486    783    243        453     100     129      255     470    15     94        --   --   4,028
                  -----     -----  -----   -----      -----    ----    ----     ----   -----   ---   ----     ----  ---   -----
                  2,770     3,134  1,076    984        453      (4)    484      784      61    (6)   141        --   71   9,948
                  -----    ------  ------   ----       ----    ----    ----     ----   -----   ---   ----     ----  ---   ------
Contributions:

   Participant      783     1,160    848    663        634     370     791      581   1,020   103    226        --   --   7,179
   Employer       1,921        --     --     --         --      --      --      --       --    --     --        --   --   1,921


   Rollovers         38     2,096    208    373        364     322   1,067      242      122    7    334        --   42   5,215
                  -----    ------   ----   -----      ----    -----  ------    ----     ----  ----  ----
                  2,742     3,256  1,056  1,036        998     692   1,858      823    1,142  110    560             42  14,315
                  -----    ------  -----  -------     ----    -----  -----     ----    -----  ----  -----     ----  --- ------
  Net additions   5,512     6,390  2,132  2,020      1,451     688   2,342    1,607    1,203  104    701        --  113  24,263
                  -----    ------  -----  -------    -----    -----  -----    -----    -----  ----  -----     ----  ---  ------
Deductions:

  Benefits
  paid to
  participants     (757)     (557)  (302)  (256)      (763)    (93)   (165)    (235)    (172)  (4)   (61)       --   --  (3,365)
   Transfers       (842)      571     62   (145)      (685)    132    (148)     532      245   22    147       (18) 127      --
                  ------   ------   -----  ----      -----     ----   -----    -----   -----  ----  -----    ----- ---  ------
  Net
   Deductions    (1,599)       14   (240)  (401)    (1,448)     39    (313)     297       73   18     86       (18) 127  (3,365)
                 -------   ------   ----   ----      -----     ----   -----    -----   -----  ----- ------   ----- ---  ------
  Net
  (decrease)
  increase        3,913     6,404  1,892  1,619          3     727   2,029    1,904    1,276  122    787       (18) 240  20,898
                 -------   ------  -----  -----       ----     ----  -----   ------    -----  ----  ----      ---- ----  -------
Net assets
available for
benefits:

Ending Balance
12/31/97        $22,706   $15,886 $7,806 $6,652     $7,370  $1,915  $5,383   $4,129   $5,068 $337 $1,612      $  2 $962 $79,828
                 ======    ======  =====  =====      =====   =====  ======   ======   ======  ===  =====     =====  ===  =======


The accompanying notes are an integral part of these financial statements.



Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Changes in Net Assets Available For Plan Benefits (continued)
(Amounts in thousands)


                                December 31, 1996

                                                                       Small
           Company  Equity  Spectrum          Stable  Int'l.  New      Cap    Science   Int'l  Spectrum            Fixed
            Stock   Income  Growth  Balanced Value   Stock   Horizons Value  & Techn.  Bond   Income  Cash  Loan  Interest
            Fund    Fund    Fund    Fund     Fund    Fund    Fund     Fund   Fund      Fund   Fund    Fund  Fund  Fund    Total
Beginning
Balance
01/01/96    $27,630 $6,983  $4,425  $5,685  $  223 $    5  $  12    $  8   $   18     $  1   $  4   $  3  $284  $ 8,375 $53,656
Additions:

Investment
 Income:

Net
(depreciation)
appreciation
in fair
value of
investments  (7,946)   914     535     441      --     61      39    213      (58)       3     (3)    --    --       --  (5,801)
 Interest        --     --      --      --      --     --      --     --       --       --     --     --    45       --      45
 Dividends       --    580     398     224     395     28     251     96      346        8     42     --    --       --   2,368
             -------  -----   ----    -----   ----   ----   -----    ----     ----    ----    ----   ----  ----    ----- --------
             (7,946) 1,494     933     665     395     89     290    309      288       11     39     --    45       --  (3,388)

Contributions:

 Participant    856    947     836     663     755    291     623    363      912       76    216     17    --       --   6,555
 Employer     2,176     --      --      --      --     --      --     --       --       --     --     --    --       --   2,176
 Rollovers      101    310     292      71     417    134     547     280     541       32    121     --    59       --   2,905
            --------  -----   ----    -----   ----   ----   -----   ----     ----     ----    ----   ----  ----    -----  ------
              3,133  1,257   1,128     734   1,172    425   1,170     643   1,453      108    337     17    59       --  11,636

Net Aditions (4,813) 2,751   2,061   1,399   1,567    514   1,460     952   1,741      119    376     17   104       --   8,248

Deductions:

 Benefits
 paid
 to partici-
 pants       (1,288)  (329)   (393)   (333)   (546)   (11)    (53)    (13)     --       --     (1)    --    --       --  (2,967)
 Investment
 expenses        (2)    (1)     (1)     (1)     (1)    --      --      (1)     --       --     --     --    --       --      (7)
 Transfers   (2,734)    78    (178) (1,717)  6,124    680   1,935    1,279  2,033       95    446     --   334   (8,375)     --
             -------  -----   ----   -----    ----   ----   -----     ----   ----     ----    ----  ----  ----    -----  --------

Net
Deductions   (4,024)  (252)   (572) (2,051)  5,577    669   1,882    1,265  2,033       95    445     --   334   (8,375) (2,974)

Net
(decrease)
  increase   (8,837) 2,499   1,489    (652)  7,144  1,183   3,342    2,217  3,774      214    821     17   438   (8,375) (5,274)

Net assets
available
for benefits:

Ending
Balance
12/31/96    $18,793 $9,482  $5,914  $5,033  $7,367 $1,188  $3,354   $2,225 $3,792     $215   $825   $ 20  $772  $    -- $58,930
            ======= ======  ======   ====== ====== ======  ======   ====== ======     ====  =====    ===  ====  =======  =======


1) Description of Plan


   The following description of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  General

            The Plan is a defined contribution plan covering all salaried employees of the domestic divisions of Structural Dynamics Research Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)  Contributions

            A participant may make contributions to the Plan by authorizing a reduction of their compensation (before-tax contribution) of at least 1% up to a maximum of 15%. The Company will reduce the participant's compensation by the authorized percentage, subject to limits specified by the Plan. A participant may also make voluntary contributions to the plan of rollover amounts from other benefit plans. The Company may provide a matching contribution equal to 50% of the participant's contribution (excluding rollovers), up to 6% of the participant's compensation. The Company's matching contribution, if any, may take the form of either Company Common Stock or cash. Participants other than officers can redirect the Company's accumulated matching contribution into other investment options offered under the Plan. Annually, the Board of Directors vote on the Company's quarterly matching contribution amount, if any.

            The Company may elect to make additional discretionary contributions. Such contributions shall be allocated to the account of each participant in an amount equal to the ratio of the employee's annual salary to the total annual salaries paid to all participants. Participants other than officers can redirect the Company's discretionary contributions into other investment options offered under the Plan. In 1997 and 1996, no discretionary contributions were made.

      (c)  Participant Accounts

             Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings of each investment fund are allocated among the accounts of all participants in each fund in the ratio each participant's account bears to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



                                       6


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)
(Amounts in thousands)

      (d)  Vesting

            Participants are immediately vested in their voluntary contributions plus actual earnings thereon. One hundred percent vesting in the Company contributions occurs after three years of continuous service. Forfeitures of Company contributions by participants when they terminate before becoming vested are used to reduce future Company contributions. At December 31, 1997 and 1996, forfeited nonvested accounts totaled $36 and $143, respectively. During 1997 and 1996, employer contributions were not reduced from forfeited nonvested accounts.
      (e)  Investment Options

             The   participants  direct  employee   and   employer
      contributions in any of the following funds:

      --    Company Stock Fund
            Invests in the Company's Common Stock.
      --    Equity Income Fund
           Portfolio of the common stocks of major
            corporations and cash reserves.
      --    Balanced Fund
            Portfolio of U.S. Government securities, the
            common stocks of major corporations and cash reserves.
      --  Stable Value Fund
          Portfolio of investment contracts issued by insurance companies and banks.
      --  International Stock Fund
          Portfolio of common stocks of major foreign companies. -- New Horizons Fund
          Portfolio of common stocks of growing companies.
      --  Small-Cap Value Fund
          Portfolio   of  common  stocks  of  undervalued   small
          companies.
      --  Science and Technology Fund
          Portfolio  of  common  stocks  of  companies   in   the
          computer,   electronics,  biotechnology  and   chemical
          industries.
      --  International Bond Fund
          Portfolio  of  government and  corporate  bonds  issued
           overseas.
      --  Spectrum Income Fund
          Portfolio  of  mutual  funds  including  domestic   and
          international  bond  funds,  money  funds  and  income-
           oriented stock funds.
      --  Spectrum Growth Fund
          Portfolio  of  mutual  funds  including  domestic   and
          international stock funds.




                                       7


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)
(Amounts in thousands)

      (f)  Payment of Benefits

             Participants' accounts are distributable upon termination of employment. Participants may also make withdrawals in the case of financial hardship (as determined by the Plan Administrator).

            Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan were approximately $97 and $0 at December 31, 1997 and 1996, respectively, and have been included as a component of assets available for plan benefits. The Plan is required to file a Form 5500 with the Internal Revenue Service which reflects benefits payable as a liability and, accordingly, a deduction from assets available for plan benefits.

   (g)Loans

      The Plan allows participants to borrow a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their interest in all funds other than the Company Stock Fund, within certain limitations and upon approval by the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment options of the Plan from (to) the Loan Fund. Loan terms range from 1 - 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 2% over the prime rate on the first day of the month preceding the effective date of the loan. The interest rate is fixed for the entire repayment period.
      Principal and interest is paid ratably through monthly payroll deductions.

   (h)Trust Agreement

      The  trustee of the plan is T. Rowe Price Trust Company  (T.
      Rowe). T. Rowe invests and holds all contributions made by the Plan Administrator and allocates the amounts among the funds as directed by the individual participants.

(2)   Summary of Significant Accounting Policies

      (a)  Basis of Presentation

      The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

   (b)Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                       8
Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)
(Amounts in thousands)

      (c)  Investments and Income Recognition

            Money  market  accounts  are  valued  at  cost,  which
      approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded at the unpaid principal balances of the individual loans.

            Purchases and sales of investments are recorded on the
      trade date. Gains or losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (d)  Contributions

            Employee contributions are recorded in the period in which the Company makes payroll deductions from the Plan participants' earnings.

      (e)  Expenses

            Certain  administrative fees of the Plan are  paid  by
      the  Company.   Investment expenses are paid by the Plan and
      are deducted from investment income.

      (f)  Payment of Benefits

           Benefits are recorded when paid.

      (g)  Reclassifications

            Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.


(3)   Benefit Obligations

   Benefit  obligations  for  persons  who  have  withdrawn   from
   participation in the Plan are as follows:

                                          December 31,
                                      1997            1996
          Company Stock Fund         $   1       $  --
          Equity Income Fund            22          --
          Balanced Fund                 --          --
          Stable Value Fund             --          --
          International Stock Fund      18          --
          New Horizons Fund             19          --
          Small-Cap Value Fund          --          --
          Science   &  Technology Fund  18          --
          International  Bond Fund      --          --
          Spectrum Income Fund          19          --
          Spectrum Growth Fund          --          --
                                     -----       -----
                                      $ 97         --
                                     =====       =====

      These  amounts  are reflected as liabilities in  the  Plan's
      Form 5500.

                                       9

Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Notes to Financial Statements (continued)
(Amounts in thousands)

 (4)  Investments

   During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value by $5,849 and $(5,801), respectively, as follows:

                                               December 31,
                                               1997     1996
  Securities of participating employer    $ 2,770     ($7,946)
  Mutual funds                             3,079        2,145
    Net change in fair value              $ 5,849     ($5,801)

(5)Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions
   at   any  time  and  to  terminate  the  Plan  subject  to  the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)Tax Status

   The Plan obtained its latest determination letter on June 3, 1996, in which the Internal Revenue Service advised the Company that the Plan, including the amendments adopted on December 31, 1993 and October 1, 1995, was in compliance with the applicable requirements of the Internal Revenue Code and its underlying trust is tax exempt as of the financial statement date.


                                      10



Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Additional Information
Schedule of Assets Held For Investment Purposes  - Form 5500 Item 27
(a)
Schedule I



                                        Cost        Fair Value
 * SDRC Common Stock                $13,716,818      $22,056,285

 * T. Rowe Price:
      Equity Income Fund             13,231,929       15,761,036
      Spectrum Growth Fund            7,079,070        7,725,855
      Balanced Fund                   5,498,632        6,585,026
      Stable Value Fund               7,315,029        7,315,029
      International Stock Fund        1,936,300        1,873,306
      New Horizons Fund               4,968,666        5,308,892
      Small-Cap Value Fund            3,420,559        4,060,537
      Science and Technology Fund     5,470,837        4,969,629
      International Bond Fund           344,579          327,294
      Spectrum Income Fund            1,545,542        1,590,344

               Cash Fund                  1,543            1,543

       Participants' Loans              962,298          962,298
                                    ------------       ---------
                    Total           $65,491,802      $78,537,074
                                    ===========       ==========

*  Denotes party-in-interest


Structural Dynamics Research Corporation
Tax Deferred Capital Accumulation Plan
Additional Information
Schedule of Reportable Transactions - Form 5500 Item 27 (d)
Schedule II

                                                                          Current
Identity of      Description   Number                          Cost of    value on
Party involved        of         of     Purchase    Selling     asset    transac-    Net gain
                  investment  transac-  price       price       sold     tion date
                                tions
T. Rowe Price

   Company Stock   Stock       73       4,308,958                        4,308,958
   Fund            Fund       119                   3,290,048  2,166,444 3,290,048   1,123,604

   Equity Income   Mutual     106       5,750,471                         5,750,471
   Fund            Fund        72                   1,035,330    887,687  1,035,330    147,643

   Stable Value    Mutual      78       3,027,984                         3,027,984
   Fund            Fund       103                   3,021,898  3,021,898  3,021,898          0



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

STRUCTURAL DYNAMICS RESEARCH CORPORATION
TAX DEFERRED CAPITAL ACCUMULATION PLAN



By: /s/ Bryan M. Valentine         Date:  6/18/98
    Bryan M. Valentine


By: /s/ Jeffrey J. Vorholt         Date:  6/18/98
    Jeffrey J. Vorholt
    Vice President, Chief Financial Officer and Treasurer




          CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.
33-22136) of Structural Dynamics Research Corporation of our report dated May 29, 1998 appearing on page 1 of the Annual Report of the Structural Dynamics Research Corporation Tax Deferred Capital Accumulation Plan on Form 11-K for the year ended December 31, 1997.



/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Cincinnati, Ohio
June 23, 1998